 1-A/A LIVE 0000895287 XXXXXXXX 024-10861 Victory Marine Holdings Corp. NV 1954 0000895287 3612 83-0709708 1 0 7951 S.W. 6TH STREET SUITE 216 PLANTATION FL 33324 305-219-4323 Brett Verona Other 38993.00 0.00 0.00 0.00 38993.00 374160.00 0.00 676824.00 -637831.00 38993.00 0.00 0.00 0.00 -113491.00 0.00 0.00 Common Equity 35502516 926462102 OTC Markets Preferred Equity 60000 000000000 N/A None 0000 000000000 N/A true true Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 27200000 35502516 0.1500 3750000.00 330000.00 0.00 0.00 4080000.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 true FL Victory Marine Holdings Corp. Common Stock: $.001 per shares; Convertible Preferred Stock: $.001 20500000 0 20,000,000 shares of Common Stock were issued for share exchange with fair value of $30,000. 500,000 shares of Common Stock and 60,000 shares of were issued for services with the fair value of $90,750. Section 4(a)(2) of Securities Act.